SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        --------------------------------

                                  SCHEDULE TO/A

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 10)
                        --------------------------------

                          GLOBALNET FINANCIAL.COM, INC.
                       (Name of Subject Company (Issuer))

                           GLOBALNET ACQUISITIONS INC.
                               NEWMEDIA SPARK PLC
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                 CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                     37937R
                      (CUSIP Number of Class of Securities)

                                 Joel D. Plasco
                              33 Glasshouse Street
                                 London W1B 5DG
                                 United Kingdom
                                +44.207.851.7777
           (Name, Address, and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                                David E. Schulman
                                 Brian M. McCall
                                2 Serjeants' Inn
                                     Dechert
                                 London EC4Y 1LT
                                 United Kingdom
                                +44 207.583.5353
                        --------------------------------



[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

     This Amendment No. 10 (the "Amendment") supplements and, as so supplemented, amends the Tender Offer Statement originally filed on July 25, 2001 and amended by Amendment No. 1 filed on August 9, 2001, Amendment No. 2 filed on August 16, 2001, Amendment No. 3 filed on August 20, 2001, Amendment No. 4 filed on August 21, 2001, Amendment No. 5 filed on August 30, 2001, Amendment No. 6 filed on September 4, 2001, Amendment No. 7 filed on September 11, 2001, Amendment No. 8 filed on September 13, 2001 and Amendment No. 9 filed on September 19, 2001 (as amended, the "Schedule TO") by GlobalNet Acquisitions Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of NewMedia SPARK plc, a public limited company organized under the laws of England and Wales ("Parent"), relating to the offer by Purchaser to purchase (i) all the outstanding shares of Common Stock, par value $.001 per share, including the rights to purchase the Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement (the "Rights Agreement"), dated as of July 19, 2001, by and between the Company (as defined below) and The Bank of New York, as Rights Agent (the "Common Shares"), and (ii) all the outstanding shares of Class A Common Stock, par value $.001 per share, including the rights to purchase the Series B Junior Participating Preferred Stock issued pursuant to the Rights Agreement (the "Class A Shares"), of GlobalNet Financial.com, Inc., a Delaware corporation (the "Company"), at a purchase price of $0.45 per Common Share and $0.045 per Class A Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 25, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal.

       All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule TO.

       The Items of the Schedule TO set forth below are hereby supplemented and, as so supplemented, amended as follows:

Item 1, 4, 8 and 11 are hereby amended and supplemented to add the following information:

     "The subsequent offering period to the tender offer expired, as scheduled, at 5:00 p.m., New York City time, on Friday, September 21, 2001. Based on information provided by the Depositary, a total of 18,378,983 Common Shares and 27,461,789 Class A Shares were validly tendered in the original tender offer and subsequent offering period representing approximately 84% of the combined voting power of the Company. On September 25, 2001, Parent issued a press release announcing the results of the tend offer. The full text of Parent's press release is attached hereto as Exhibit (a)(1)(R) and incorporated herein by reference.

     Purchaser intends to exercise the option to acquire additional shares of the Company (as described in the Offer to Purchase) so that following such exercise the Purchaser will own 90% of the combined voting power of the Company. Following such exercise, the remaining outstanding Common Shares and Class A Shares will be acquired pursuant to a merger of the Purchaser with and into the Company. No further action is required by the remaining stockholders of the Company to effect the merger. As a result of the merger, the remaining outstanding Shares (except for Shares held by the Company, Parent or any of its subsidiaries, or by stockholders exercising dissenter's rights under Delaware law, if available) will be converted into the right to receive $0.45 for each Common Share and $0.045 for each Class A Share, in cash, without interest, and the Company will thereby become a wholly owned subsidiary of Parent."

Item 12. Exhibits

     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

     "(a)(1)(R) Press Release issued by Parent on September 25, 2001."

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                    GLOBALNET ACQUISITIONS INC.


                                                    By:       /s/ Joel D. Plasco
                                                        ------------------------
                                                    Name:     Joel D. Plasco
                                                    Title:    President




                                                    NEWMEDIA SPARK PLC


                                                    By:       /s/ Joel D. Plasco
                                                        ------------------------
                                                     Name:     Joel D. Plasco
                                                     Title:    Director



Dated: September 25, 2001

                                                               EXHIBIT (a)(1)(R)



25 September 2001

NewMedia SPARK plc Announces Completion of Subsequent Offering Period for GlobalNet Financial.com

NewMedia SPARK plc (LSE: NMS) ("SPARK") today announced the expiration of the subsequent offering period to the previously announced cash tender offer by GlobalNet Acquisitions Inc. (a wholly owned subsidiary of SPARK) to purchase all of the outstanding shares of common stock and class A common stock of GlobalNet Financial.com, Inc. (Nasdaq: GLBN; LSE: GLFA) ("GlobalNet") at a price of $0.45 per share of common stock and $0.045 per share of class A common stock, net to the seller in cash, without interest thereon.

The subsequent offering period to the tender offer expired, as scheduled, at 5:00 p.m. New York City time on Friday, September 21, 2001. Based on information provided by The Bank of New York, who is acting as the depositary for the tender offer, a total of 18,378,983 shares of GlobalNet common stock and 27,461,789 shares of GlobalNet class A common stock were validly tendered in the original tender offer and the subsequent offering period, representing approximately 84% of the combined voting power of GlobalNet.

As previously announced, GlobalNet Acquisitions intends to exercise its option to purchase additional shares of GlobalNet common stock so that following such exercise GlobalNet Acquisitions will own shares representing 90% of the combined voting power of GlobalNet. After exercising such option, SPARK intends to complete the merger of GlobalNet Acquisitions with and into GlobalNet under
Section 253 of the Delaware General Corporation Law and thereby acquire all remaining shares of common stock and class A common stock which have not been tendered.

SPARK intends to send stockholders of GlobalNet who did not tender their shares in the tender offer instructions as to how to receive the merger consideration of $0.45 per share of common stock and $0.045 per share of class A common stock or perfect appraisal rights under Delaware law. No further action is required by the remaining stockholders of GlobalNet to effect the merger.

The terms of the offer and other relevant information are available through public filings made by GlobalNet Acquisitions Inc. (a wholly owned subsidiary of NewMedia SPARK) and GlobalNet at http://www.sec.gov.

The information agent for the tender offer is MacKenzie Partners, Inc. For additional information please contact MacKenzie Partners, Inc. at (800) 322-2885 (calling from inside the United States) or 00 800 3222 8851 (calling from outside the United States). The tender offer statement and the solicitation/recommendation statement and these other documents may also be obtained by GlobalNet stockholders without cost to them from MacKenzie Partners, Inc.

The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/ recommendation statement filed with the SEC contain important information, which should be read carefully before any decision is made with respect to the offer. GlobalNet stockholders may obtain a free copy of the tender offer statement and the solicitation/recommendation statement and other documents filed by GlobalNet Acquisitions Inc. and GlobalNet with the SEC at the SEC's Web site at www.sec.gov. The tender offer statement and the solicitation/recommendation statement and these other documents may also be obtained by GlobalNet stockholders without cost to them from MacKenzie Partners, Inc.

Contacts:

Joel Plasco - NewMedia SPARK plc +44 (0)20 7851 7777